UNITED STATES SECURITIES AND EXCHANGE COMMISSION Washington, D.C. 20549

SCHEDULE 13D

Under the Securities Exchange Act of 1934
(Amendment No. 19)*

Guess?, Inc. (Name of Issuer)
Common Stock
(Title of Class of Securities)

401617 10 5
(CUSIP Number)

Maurice Marciano
Guess?, Inc.
1444 South Alameda Street
Los Angeles, CA 90021
(213) 765-3100
(Name, Address and Telephone Number of Person Authorized to Receive Notices and Communications)

April 12, 2023 (Date of Event Which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(e), Rule 13d-1(f) or Rule 13d-1(g), check the following box. ❑
* The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.
The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No. 401617 10 5

1.	Names of Reporting Persons I.R.S. Identification Nos. of above persons (entities only) Maurice Marciano

2.	Check the Appropriate Box if a Member of a Group (See Instructions)
	(a)	❑
	(b)	❑

3.	SEC Use Only

4.	Source of Funds (See Instructions)

5.	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e)
	Item 2(d)	❑
	Item 2(e)	❑

6.	Citizenship or Place of Organization Republic of France

Number of Shares Beneficially Owned by Each Reporting Person With		7.	Sole Voting Power None

		8.	Shared Voting Power 10,231,722

		9.	Sole Dispositive Power None

		10.	Shared Dispositive Power 11,566,413

11.	Aggregate Amount Beneficially Owned by Each Reporting Person 12,076,084 (1)

12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions) ❑

13.	Percent of Class Represented by Amount in Row (11) 22.6% (2)

14.	Type of Reporting Person (See Instructions) IN

____________________________
(1) Includes 7,643,012 shares which are also deemed to be beneficially owned by the Reporting Person’s brother, Paul Marciano, and includable in reports on Schedule 13D filed by Paul Marciano.
(2) Based on 53,455,207 shares of Common Stock outstanding on April 12, 2023, including the impact of the repurchase by the Issuer of 2,237,872 shares of Common Stock announced by the Issuer on April 13, 2023 (the “Repurchase”), as reported by the Issuer in a Form 8-K filed with the Securities and Exchange Commission (the “SEC”) on April 13, 2023.

This Amendment No. 19 to Schedule 13D amends or amends and restates, where indicated, the statement on Schedule 13D relating to the Common Stock of the Issuer filed by the Reporting Person with the SEC on June 10, 2003, as amended by filings on June 21, 2004, July 8, 2004, October 21, 2004, May 15, 2006, February 20, 2007, July 23, 2007, October 18, 2007, April 23, 2008, January 29, 2010, April 27, 2010, August 8, 2011, September 19, 2012, February 6, 2014, August 5, 2014, May 14, 2019, September 2, 2020, March 28, 2022 and July 1, 2022. Capitalized terms used in this Amendment No. 19 but not otherwise defined herein have the meanings given to them in the initial Schedule 13D.
On April 13, 2023, Guess?, Inc. announced the repurchase of 2,237,872 shares of its Common Stock pursuant to the Repurchase. This Amendment No. 19 is being made to reflect a change in the percentage of shares of Guess?, Inc. beneficially owned by the Reporting Person due to a reduction in shares outstanding as a result of the Repurchase and the entry into a voting agreement by the Reporting Person with respect to certain shares of Common Stock as reported under Item 6 below. Except as otherwise set forth herein, this Amendment No. 19 does not modify any of the information previously reported by the Reporting Person in the Schedule 13D as amended to date.
Item 5. Interest in Securities of the Issuer
(a)As of April 12, 2023, the Reporting Person may be deemed to beneficially own 12,076,084 shares of Common Stock which represents 22.6% of the 53,455,207 shares of the Common Stock that would be outstanding if he were to exercise all options exercisable within sixty days. The aggregate number of shares beneficially owned by the Reporting Person includes 7,643,012 shares which are also deemed to be beneficially owned by the Reporting Person’s brother, Paul Marciano, and includable in reports on Schedule 13D filed by Paul Marciano.
(b)The breakdown of voting and investment power is as follows:

Holding	Number of Shares	Voting Power	Investment Power
Maurice Marciano	7,846 (1)	Shared	Shared
Maurice Marciano Trust	4,617,263 (1)	Shared	Shared
Maurice Marciano Gift Trust FBO Caroline Marciano	70	Shared	Shared
Carolem Capital, LLC	1,500,000 (1)	Shared as to 375,000, none as to 1,125,000	Shared
G Financial Holdings, LLC	170,666 (1)(2)	Shared	None
G Financial Holdings II, LLC	339,005 (1)(2)	Shared	None
Next Step Capital, LLC	103,801 (1)	Shared as to 11,400, none as to 92,401	Shared
Next Step Capital II, LLC	554,940 (1)	Shared as to 277,470, none as to 277,470	Shared
Maurice Marciano Family Foundation	50,000 (3)	Shared	Shared
MM CRUT, LLC	1,417,650	Shared	Shared
MM CRUT II, LLC	1,060,736	Shared	Shared
Maurice Marciano Charitable Remainder Unitrust II	1,504,031	Shared	Shared
G2 Trust	264,384 (2)	Shared	Shared
Exempt G2 Trust	136,201 (2)	Shared	Shared
MM 2020 Exempt Trust	349,491 (1)	None	Shared

(1)Includes shares which are also deemed to be beneficially owned by the Reporting Person’s brother, Paul Marciano, and includable in reports on Schedule 13D filed by Paul Marciano.
(2)The Reporting Person disclaims beneficial ownership of these shares, except to the extent of his pecuniary interest therein.
(3)The Reporting Person has no pecuniary interest in these shares, which are owned by a non-profit corporation.

(c)During the past sixty days, the Reporting Person has not acquired or disposed of beneficial ownership of any shares of Common Stock of the Issuer other than:
•On March 30, 2023, MM CRUT, LLC disposed of 45,000 shares for no consideration.
•On March 31, 2023, the Maurice Marciano Charitable Remainder Unitrust II disposed of 32,972 shares for no consideration.
•On March 31, 2023, MM CRUT II, LLC acquired 78,473 shares for no consideration.
(d)See Item 5(b).
Item 6. Contracts, Arrangements, Understandings or Relationships with Respect to Securities of the Issuer
On April 12, 2023, the Issuer entered into a Voting Agreement (the “Voting Agreement”) with the Reporting Person and entered into a separate Voting Agreement on the same terms with the Reporting Person’s brother, Paul Marciano. Pursuant to the terms of the Voting Agreement, the Reporting Person has agreed to vote half of the shares that correspond to the increase in aggregate voting power of the Reporting Person and Paul Marciano resulting from the Repurchase in proportion to the votes of all of the stockholders of the Issuer other than the Reporting Person and Paul Marciano. The foregoing summary of the Voting Agreement is qualified in its entirety by reference to the Voting Agreement, a copy of which is filed as Exhibit 99.1.

Item 7.	Exhibits
99.1
Voting Agreement, dated as of April 12, 2023, by and among the Reporting Person, the MM Trust and the Issuer (incorporated by reference to Exhibit 10.3 of the Issuer’s Current Report on Form 8-K filed with the SEC on April 13, 2023).

SIGNATURE
After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Date:	April 14, 2023

/s/ Maurice Marciano
MAURICE MARCIANO